Exhibit 1

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Accounting Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson/Collin Dennis KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Second Quarter 2015 Results

Lod, Israel – July 28, 2015 - AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions, which enables enterprises and service providers to transition to all-IP voice networks, today announced financial results for the second quarter ended June 30, 2015.

Second Quarter Highlights:

•	Quarterly revenues decreased 13.7% year-over-year to $32.4 million;

•	Service revenues increased 13.7% year-over-year to $9.3 million from $8.2 million;

•	Quarterly Non-GAAP gross margin was 59.9%, compared to 60.0% in the prior year period;

•	Quarterly Non-GAAP operating expenses decreased 4.2% year-over-year to $20.2 million;

•	Quarterly cash flow from operating activities remained positive at $3.4 million;

•	Quarterly Non-GAAP net loss was $537,000, or ($0.01) per diluted share, compared to net income of $1.6 million, or $0.04 per diluted share, in the prior year period;

•	AudioCodes repurchased 1,449,000 of its ordinary shares at an aggregate cost of $6.1 million during the quarter.

Revenues for the second quarter of 2015 were $32.4 million, compared to $37.6 million for the second quarter of 2014.

Net loss was $1.9 million, or ($0.05) per diluted share, for the second quarter of 2015, compared to a net loss of $46,000, or ($0.00) per diluted share, for the second quarter of 2014.

AudioCodes Reports Second Quarter 2015 Results	Page 1 of 10

On a Non-GAAP basis, the Company reported a quarterly net loss of $537,000, or ($0.01) per diluted share, compared to net income of $1.6 million, or $0.04 per diluted share, in the second quarter last year.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the second quarter of 2015 totaled $3.4 million. Cash and cash equivalents, bank deposits and marketable securities were $78.6 million as of June 30, 2015 compared to $91.8 million as of June 30, 2014. The decrease in cash and cash equivalents, bank deposits and marketable securities was the result of the use of cash to repurchase the Company’s ordinary shares pursuant to its share repurchase program.

"We are disappointed with the financial results for the second quarter of 2015, more so in view of our growing business activity and the progress made in the second quarter in the unified communications and the business services market segments. As pre-announced on June 9th, AudioCodes’ second quarter results reflect weakness in our business in Central and Latin America and certain markets in Europe. In addition, we experienced larger than expected weakness in the contact center market, and lower gateway revenues in the areas of low and mid capacity and legacy residential gateways," said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “On a more positive note, we saw encouraging developments in our Microsoft Lync business and in our service provider activity, reflected in increased success in sales of CPE products into the hosted PBX market and projects related to the All-IP transformation trend. In order to compensate for the decline in revenues, we have initiated a cost reduction plan. The plan is expected to generate an estimated annualized savings of 5% to 10% of the Company’s operating expenses and be implemented over the next six to twelve months. We expect the initial steps already taken to reduce our operating expenses by approximately 5% below the level of expenses in the first quarter as early as the fourth quarter of this year. In addition, we have started a full review of our business line activities in order to support our plan to return to profitability and growth in the second half of 2015 and beyond,” Mr. Adlersberg added.

AudioCodes Reports Second Quarter 2015 Results	Page 2 of 10

“Our Skype for Business One Voice Solution, and the One Box 365 solution continue to gain market traction. We see great potential, and saw good progress with our service provider activity, mainly as a result of targeting our efforts towards the global trend of migrating public telephony and voice services into All-IP networks. In this space, we made progress towards winning two large multi-year projects with leading tier-1 service providers. Additionally, we continued to focus our efforts on developing and selling more complete end-to-end solutions and software products to end customers, which we believe will support further growth in coming years. As we continue to adapt and align our offering towards industry trends such as NFV and SDN, as well as the migration to hybrid and pure Cloud environments, we are confident in our ability to weather challenging market conditions and drive growth and success in the future,” concluded Mr. Adlersberg.

Share Buy Back Program

In August 2014, AudioCodes announced that its Board of Directors had approved a program to repurchase up to $3.0 million of its Ordinary Shares. In November 2014, AudioCodes received court approval to repurchase up to an additional $15.0 million of its Ordinary Shares and in May 2015 the court approved an additional $15.0 million in share repurchases. During the quarter ended June 30, 2015, AudioCodes acquired 1,449,000 shares under this program for a total consideration of approximately $6.1 million. As of June 30, 2015, AudioCodes had acquired an aggregate of 3,537,000 shares under this program for an aggregate consideration of approximately $16.6 million.

2015 Full Year Outlook update

AudioCodes is updating its full year guidance. The Company’s outlook is based on current indications for its business, which are subject to change.

We now expect revenues for 2015 to be in the range of $137 million to $143 million compared with the prior forecast of a range of $158 million to $162 million. We are now forecasting non-GAAP net income per diluted share to be in the range of $0.09 to $0.12 compared with the prior forecast of $0.24 to $0.28.

AudioCodes management believes that Non-GAAP financial guidance provides the best comparative basis for investors to understand the Company’s on-going operations and prospects for the future. Non-GAAP net income per diluted share should be evaluated in light of the Company’s financial results prepared in accordance with U.S. GAAP.

AudioCodes Reports Second Quarter 2015 Results	Page 3 of 10

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s second quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

About AudioCodes

AudioCodes Ltd. (NasdaqGS, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

To download the AudioCodes investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2015 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom and One Box 365 are trademarks or registered trademarks of AudioCodes Limited All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2015 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,307	$14,797
Short-term and restricted bank deposits	4,361	7,630
Short-term marketable securities and accrued interest	4,100	543
Trade receivables, net	28,059	31,056
Other receivables and prepaid expenses	8,279	9,564
Inventories	15,132	14,736
Total current assets	75,238	78,326

LONG-TERM ASSETS:
Long-term and restricted bank deposits	2,733	4,066
Long-term marketable securities	52,107	58,684
Deferred tax assets	-	872
Severance pay funds	18,579	17,835
Total long-term assets	73,419	81,457

PROPERTY AND EQUIPMENT, NET	4,226	3,856

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,080	36,745

Total assets	$188,963	$200,384

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$4,686
Trade payables	6,442	10,111

Other payables and accrued expenses	16,401	15,758
Deferred revenues	12,166	10,233
Total current liabilities	39,695	40,788

LONG-TERM LIABILITIES:
Accrued severance pay	18,731	17,908
Long-term bank loans	2,763	5,105
Deferred revenues and other liabilities	3,896	2,862
Total long-term liabilities	25,390	25,875

Total equity	123,878	133,721

Total liabilities and equity	$188,963	$200,384

AudioCodes Reports Second Quarter 2015 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Revenues:
Products	$51,673	$57,917	$23,089	$29,369
Services	18,212	15,600	9,316	8,197
Total Revenues	69,885	73,517	32,405	37,566
Cost of revenues:
Products	23,821	26,193	10,678	13,276
Services	4,823	3,961	2,577	2,036
Total Cost of revenues	28,644	30,154	13,255	15,312
Gross profit	41,241	43,363	19,150	22,254
Operating expenses:
Research and development, net	14,676	16,228	7,097	8,416
Selling and marketing	22,637	22,895	11,340	11,669
General and administrative	4,655	3,716	2,493	1,802
Total operating expenses	41,968	42,839	20,930	21,887
Operating income (loss)	(727)	524	(1,780)	367
Financial income, net	606	102	541	15
Income (loss) before taxes on income	(121)	626	(1,239)	382
Taxes on income, net	(2,179)	(950)	(683)	(428)
Net loss	$(2,300)	$(324)	$(1,922)	$(46)
Basic net loss per share	$(0.06)	$(0.01)	$(0.05)	$(0.00)
Diluted net loss per share	$(0.06)	$(0.01)	$(0.05)	$(0.00)
Weighted average number of shares used in computing basic net loss per share (in thousands)	41,391	41,600	40,813	43,230
Weighted average number of shares used in computing diluted net earnings loss per share (in thousands)	41,391	41,600	40,813	43,230

AudioCodes Reports Second Quarter 2015 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Revenues:
Products	$51,673	$57,917	$23,089	$29,369
Services	18,212	15,600	9,316	8,197
Total Revenues	69,885	73,517	32,405	37,566
Cost of revenues:
Products	23,422	25,762	10,484	13,063
Services	4,677	3,845	2,497	1,976
Total Cost of revenues (1) (2)	28,099	29,607	12,981	15,039
Gross profit	41,786	43,910	19,424	22,527
Operating expenses:
Research and development, net (1)	14,438	15,922	6,980	8,253
Selling and marketing (1) (2)	21,906	22,167	10,992	11,278
General and administrative (1)	4,203	3,303	2,266	1,595
Total operating expenses	40,547	41,392	20,238	21,126
Operating income (loss)	1,239	2,518	(814)	1,401
Financial income, net	606	102	541	15
Income (loss) before taxes on income	1,845	2,620	(273)	1,416
Taxes on income, net (3)	(432)	11	(264)	153
Net income (loss)	$1,413	$2,631	$(537)	$1,569
Diluted net earnings (loss) per share	$0.03	$0.06	$(0.01)	$0.04
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	42,172	43,175	41,453	44,616

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and Mailvision assets.
(3)	Excluding non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2015 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME (LOSS)
U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
GAAP net loss	$(2,300)	$(324)	$(1,922)	$(46)
GAAP net loss per share	$(0.06)	$(0.01)	$(0.05)	$(0.00)
Cost of revenues:
Stock-based compensation (1)	49	51	26	25
Amortization expenses (2)	496	496	248	248
	545	547	274	273
Research and development, net:
Stock-based compensation (1)	238	306	117	163
Selling and marketing:
Stock-based compensation (1)	568	546	276	300
Amortization expenses (2)	163	182	72	91
	731	728	348	391
General and administrative:
Stock-based compensation (1)	452	413	227	207
Income taxes:
Deferred tax (3)	1,328	961	419	581
Non-GAAP net income (loss)	$994	$2,631	$(537)	$1,569
Non-GAAP diluted net earnings (loss) per share	$0.03	$0.06	$(0.01)	$0.04

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and Mailvision assets.
(3)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2015 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	( Unaudited)		( Unaudited)
Cash flows from operating activities:
Net loss	$(2,300)	$(324)	$(1,922)	$(46)
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	1,627	1,629	803	773
Amortization of marketable securities premiums and accretion of discounts, net	552	195	239	156
Increase (decrease) in accrued severance pay, net	79	(186)	(82)	26
Stock-based compensation expenses	1,307	1,316	646	695
Decrease in long-term deferred tax assets, net	872	967	253	496
Amortization of senior convertible notes discount and deferred charges	-	(15)	-	-
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	29	174	177	(4)
Decrease (increase) in trade receivables, net	2,997	(4,363)	2,853	(3,751)
Decrease (increase) in other receivables and prepaid expenses	2,810	(2,370)	2,519	(231)
Increase in inventories	(396)	(234)	(528)	(277)
Increase (decrease) in trade payables	(3,669)	546	(1,145)	(1,515)
Increase (decrease) in deferred revenues	3,212	3,273	(1,010)	17
Increase in other payables and accrued expenses	950	953	554	3,275
Net cash provided by (used in) operating activities	8,070	1,561	3,357	(386)
Cash flows from investing activities:
Purchase of marketable securities	-	(60,170)	-	(60,170)
Decrease (increase) in short-term deposits, net	3,269	1,000	(7)	-
Proceeds from redemption of long-term bank deposits	1,365	1,381	850	851
Proceeds from redemption of marketable securities upon maturity	2,711	15,390	2,711	4,000
Purchase of property and equipment	(1,332)	(719)	(490)	(308)
Net cash provided by (used in) investing activities	6,013	(43,118)	3,064	(55,627)

AudioCodes Reports Second Quarter 2015 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
	( Unaudited)		( Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(11,329)	-	(6,080)	-
Repayment of senior convertible notes	-	(285)	-	-
Repayment of long-term bank loans	(2,342)	(2,343)	(1,366)	(1,367)
Consideration related to payment of acquisition of Mailvision	(233)	(233)	(233)	(233)
Proceeds from issuance of shares upon exercise of options and warrants	331	2,112	59	388
Proceeds from issuance of shares, net	-	29,744	-	-
Payment of issuance costs	-	-	-	(111)
Net cash provided by (used in) financing activities	(13,573)	28,995	(7,620)	(1,323)

Increase (decrease) in cash and cash equivalents	510	(12,562)	(1,199)	(57,336)
Cash and cash equivalents at the beginning of the period	14,797	30,763	16,506	75,537
Cash and cash equivalents at the end of the period	$15,307	$18,201	$15,307	$18,201

AudioCodes Reports Second Quarter 2015 Results	Page 10 of 10